UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QIAGEN N.V.
(Name of Subject Company (Issuer))

Crown NL Bidco B.V.
(Offeror)
a wholly owned subsidiary of

Crown NL Midco B.V.

(Name of Filing Person—Parent of Offeror)

Crown Topco S.à r.l.

(Name of Filing Person—Other)

EQT XI Investments S.à r.l.

(Name of Filing Person—Other)

CPP Investment Board Europe Inc.

(Name of Filing Persons—Other)

Ordinary Shares, €0.01 par value per share
(Title of Class of Securities)

N72482156
(CUSIP Number of Class of Securities)

Christiaan Snyders

Director

EQT Fund Management S.à r.l.

51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg

Telephone: +352 26 73 26

(Name, address, and telephone numbers of person authorized to receive notice and communications on behalf of filing persons)

Copies to:

Brett Nadritch, Esq.
Iliana Ongun, Esq.

Milbank LLP
55 Hudson Yards
New York, NY 10001-2163
Telephone: (212) 530 5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO-C (“Schedule TO-C”) relates solely to preliminary communications made before the commencement of a planned tender offer by Crown NL Bidco B.V. (“Offeror”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands, to acquire all of the issued ordinary shares, par value €0.01 per share, of QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“QIAGEN”), at a price of €46.50 per share, in cash, without interest, pursuant to a Business Combination Agreement, dated as of October 21, 2026 (the “Business Combination Agreement”), by and between the Offeror and QIAGEN.

Forward-looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the proposed transaction not being timely completed, if completed at all; uncertainties as to the number of ordinary shares of QIAGEN that will be tendered in the tender offer; the possibility that competing offers will be made; the possibility that the conditions to the tender offer may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the completion of the post-closing measures and implementation of the financing arrangements contemplated in connection with the tender offer; the receipt of, and any conditions associated with, any exemptive or other relief requested from the SEC in connection with the tender offer; regulatory approvals required for the transaction not being timely obtained, if obtained at all, or being obtained subject to conditions; prior to the completion of the transaction, QIAGEN’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, licensees, other business partners or governmental entities; difficulty retaining key employees; and the outcome of any legal proceedings related to the proposed transaction.

Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in QIAGEN’s Annual Report on Form 20-F for the year ended December 31, 2025, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and available in the “Investor Relations” section of QIAGEN’s website, www.QIAGEN.com, and in any subsequent Reports on Form 6-K and other documents QIAGEN files or furnishes with the SEC, as well as in the tender offer materials to be filed by the Offeror and the other persons filing this Schedule TO-C (the “Filing Persons”) and the solicitation/recommendation statement on Schedule 14D-9 to be filed by QIAGEN in connection with the tender offer. The forward-looking statements contained in this communication speak only as of the date of this communication. Neither the Offeror, any other Filing Person nor QIAGEN undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find it

The tender offer referenced herein has not yet commenced. This communication is for informational purposes only and does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any ordinary shares of QIAGEN or any other securities, nor is it a substitute for the tender offer materials that the Filing Persons will file with the SEC and publish in Germany. The terms and conditions of the tender offer will be published in, and the offer to purchase ordinary shares of QIAGEN will be made only pursuant to, the offer document and related offer materials prepared by the Offeror and as approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”). Once the necessary permission from BaFin has been obtained, the offer document and related offer materials will be published in Germany and also filed with the SEC in a tender offer statement on Schedule TO at the time the tender offer is commenced. QIAGEN intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer; in addition, QIAGEN will publish a document combining the recommendation statement pursuant to Sec. 27 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) and the position statement pursuant to Section 18 and Annex G of the Dutch Decree on public offers (Besluit openbare biedingen Wft). The offer document for the tender offer (in German and in English) containing the detailed terms and conditions of, and other information relating to, the tender offer will, among other things, be published on the internet at www.eqt-offer.com.

Acceptance of the tender offer by shareholders that are resident outside Germany and outside of the United States may be subject to further legal requirements and/or restrictions. With respect to the acceptance of the tender offer outside Germany and outside of the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS THEY MAY BE AMENDED FROM TIME TO TIME, AS WELL AS QIAGEN’S RECOMMENDATION STATEMENT PURSUANT TO SEC. 27 WPÜG AND POSITION STATEMENT PURSUANT TO SECTION 18 AND ANNEX G OF THE DUTCH DECREE ON PUBLIC OFFERS (BESLUIT OPENBARE BIEDINGEN WFT) WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF QIAGEN ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY, AND NOT THIS DOCUMENT, WILL GOVERN THE TERMS AND CONDITIONS OF THE TENDER OFFER, AND BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials, including the offer to purchase and the related letter of transmittal and certain other tender offer documents, and the solicitation/recommendation statement on Schedule 14D-9 (when they become available) and other documents filed with the SEC by the Filing Persons or QIAGEN, may be obtained free of charge at the SEC’s website at www.sec.gov or at QIAGEN’s website at www.QIAGEN.com or by contacting QIAGEN’s investor relations department at +1-240-686-2222 or at the Offeror’s website at www.eqt-offer.com. In addition, the tender offer statement and other documents the Filing Persons will file with the SEC will be available at www.eqt-offer.com. Furthermore, copies of the offer document will also be available free of charge by contacting the information agent to be identified in the offer document.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation materials regarding EQT's healthcare investment track record, dated October 2026.